Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following infographic was made available to employees of Baker Hughes Incorporated:

A LOOK INSIDE:

BAKER HUGHES, A GE COMPANY

Creating Fullstream Capability Across the Oil & Gas Value Chain

Finance

The Finance team is a key partner to the business and is primarily responsible for helping the Company make good decisions, accurately reporting our results externally, and safeguarding the Company's assets. We execute our responsibilities globally through experienced teams and well-established operating mechanisms. Our primary activities include:

- Planning, forecasting and reporting operating results to drive effective capital allocation
- Preparing, analysing and filing financial statements
- Driving growth by supporting commercial activities
- Rigorous controllership processes and reporting
- Communicating with our investors



Brian Worrell - Chief Financial Officer

- 25 years of experience as a financial executive in GE
- As CFO of GE Oil & Gas, leads global finance teams
- Previously served as GE's VP, Corporate Financial Planning and Analysis and GE's VP, Corporate Audit Staff, where he led team responsible for ensuring company best practices

Leadership Team



KURT CAMILLERI
Controller & Chief Accounting Officer
Current role: Controller GE O&G
Tenure at GE: 11 Years

Kurt is an established global controller leading GE O&G Controllership since 2013. Kurt has held leadership roles in GE Transportation and Healthcare. Kurt started his career at PWC in London.



AHMED MOGHAL
Corporate Financial Planning & Analysis Leader
Current role: FP&A GE O&G
Tenure at GE: 14 Years

Ahmed is a seasoned global finance leader with a depth of FP&A experience. Ahmed has a background in financial services, general industrial and the oil & gas industry



DONAL ANTILL
Internal Audit Leader
Current role: VP Internal Audit, BHI
Tenure at BHI: 27 Years

Donal previously served as Vice President, FP&A, for the North America, Canada and Gulf of Mexico regions and has held positions of increasing scope and responsibility in his 27 years with Baker Hughes.



BRIAN MUECKE
Finance Integration Leader
Current role: VP FP&A Products & Technology, BHI
Tenure at BHI: 13 Years

Brian is an O&G industry veteran with experience providing financial leadership for operations, technology, and supply chain.

[GRAPHIC OMITTED]

JAN MARTIN

Senior Tax Counsel

Current role: Global Tax

Director, GE OandG

Tenure at GE: 20 Years

Jan is an accomplished Tax

Director and international tax

counsel with 27 years

experience in both private

practice and in-house counsel

with a number of GE business

segments, including Financial

Services/Banking, Healthcare

and Oil and Gas.

[GRAPHIC OMITTED]

STEVEN KRIPPNER

Treasurer

Current role: Treasurer, GE OandG

Tenure at GE: 2 Years

Steven is an International

Treasurer with 20 years

experience in the Oil and Gas

industry, Banking and Big 4

professional services. He is a

Fellow of the Association of

Corporate Treasurers (UK) and

Chartered Accountant.

[GRAPHIC OMITTED]

PHILIPP MUELLER

Investor Relations Leader

Current role: Investor Relations,

GE OandG

Tenure at GE: 12 Years

Philipp is a Finance leader with

broad experience across GE's

Industrial and Capital

businesses who has worked in

more than 10 countries. Phil

joined GE OandG in 2014 as the

CFO of the Drilling business.

[GRAPHIC OMITTED]

SANTIAGO REDONDO

Finance Leader, Marketing,

Technology and Innovation

Current role: Chief Financial

Officer, GE OandG DTS

Tenure at GE: 16 Years

Santiago is an experienced

executive Finance Leader that

worked in Finance and business

development in the banking

sector for 10 years, moving to

the OandG industry 5 years ago,

with regional and global scope.

[GRAPHIC OMITTED]

MARIA KHOURY

Strategic Cash Leader

Current role: Chief Financial

Officer, GE OandG Surface

Tenure at GE: 17 Years

Maria is a global Finance

Leader with 22 years'

experience in a number of

industries, including Agricultural

Commodities, Financial

Services, and Oil and Gas.

[GRAPHIC OMITTED]

DON PREJEAN

Finance Leader, Global Operations

Current role: VP FPandA Global

Operations, BHI

Tenure at BHI: 24 Years

Don is a global Finance leader, with

a strong leadership background.

Don has a depth of experience

including Regional and Product

roles, Global Operations and Supply

Chain.

[GRAPHIC OMITTED]

AMAR BARUA                       KRIS MCBRIDE

Finance Leader, Oilfield ServicesFinance Leader, Digital

Current role: Finance IntegrationSolutions

Leader                           Current role: Chief Financial

Tenure at GE: 18 Years           Officer, GE OandG Digital

                                 Solutions

Amar is a growth oriented        Tenure at GE: 19 Years

leader, with a proven track

record of operational and        Kris is a global GE Finance

financial performance            Executive with 20 years of

improvement in multiple          experience across multiple

business environments. Amar      industries including

has worked in several countries  Transportation, Power and Oil and

during his tenure in GE.         Gas.

[GRAPHIC OMITTED]

VINCENT PIQUET

Finance Leader, Turbomachinery

Process Solutions

Current role: Chief Financial

Officer, GE OandG TMS

Tenure at GE: 17 Years

Vincent has 17 years of

experience as a global Finance

Executive in GE, 4 years in the Oil

and Gas industry.

He leads GE Oil and Gas'

Turbomachinery and Process

Solutions' finance team globally.

[GRAPHIC OMITTED]

MICHAL STEPNIAK

Finance Leader, Oilfield

Equipment

Current role: Chief Financial

Officer, GE OandG Subsea and

Drilling

Tenure at GE: 17 Years

Michal has 17 years of

progressive industrial finance

and operating experience in

global settings. Prior to OFE,

Michal spent 5 years as the

CFO of GE Russia and CIS.

Remember: We are 2 separate companies until close.

For a statement regarding the transaction - additional information and where to find it:

Click here

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in

GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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